Contact

www.linkedin.com/in/dasha-kuksenko (LinkedIn)

Top Skills

Account Management
Negotiation
Airlines

Certifications

Entrepreneurship Essentials
Artificial Intelligence: Implications for Business Strategy
Program Certificate, Alumni Granting, Advanced Management Program 199
Foundations of Private Equity and Venture Capital
Women on Boards: Succeeding as a Corporate Director

Dasha Kuksenko

Entrepreneur. CEO. Leader. Founder of Floqsta, a social matching travel platform for a new generation of adventure seekers.

Boston, Massachusetts, United States

Summary

Entrepreneur. Founder and CEO of a technology platform startup.
Passionate leader with global business experience.
I love inspiring teams to innovate, disrupt, deliver results, drive success and build winning culture. Mentor to HBS students.
My passion is to develop high-performing teams and my mission is to improve lives through innovative social travel technologies.
- Travel and Tourism Technologies
- Platforms & networks
- Enterprise Software
- Go-to-market Strategy
- Business Development and Sales Management
- Services Management
- Operations Management
- Industry Vertical Products
- Corporate Strategy
- Demand Generation
- Large Enterprise Sales and Customers
- Corporate Performance
- Grow top line Revenue and Sales
- Complex Technology Programs
- Continuous Improvement
- Change Management
- Multicultural Environment
- General Management
- Leading large global teams
- Building high performing teams
- Cross-functional and matrix operations
- Internal and external stakeholder management

Experience

Floqsta, Inc.
CEO and Founder

June 2021 - Present (2 years 8 months)
Boston, Massachusetts, United States

Building a social travel platform for adventure and experience seekers who are young at heart and looking to meet like-minded friends with Floqsta match-making that combines AI-enabled social matching and shared interests for a new generation of travelers.

Sabre Corporation

8 years

Regional VP and Chief Commercial Officer - APAC

2014 - 2020 (6 years)
Singapore

In charge of commercial & customer operations in 19 countries across Asia Pacific region, driving expansion and growth strategy within cloud-enabled enterprise & platform technology solutions
- Delivered sales and revenue growth; developed & executed GTM strategy for key markets
- Expanded footprint and strengthened relationship with large enterprise customers
- Championed diversity and built high performing team and winning culture
- Led a team of 50 direct and up to 100 geographically dispersed staff
- Redefined brand and corporate reputation in the industry and media
- General management and regional operations

Vice President - Professional Services

2012 - 2014 (2 years)
Australia

Providing delivery and professional services engagement within strategic enterprise client segment:
- Managed multi-year complex technology transformation programs
- Delivered digital transformation through innovative, enterprise-wide and mission critical solutions
- Led large direct and indirect professional services and technology teams
- Customer and internal stakeholder management and alignment at all levels up to the Board
- Enabling business process re-engineering and new organisational capabilities
- Addressing complex technology challenges and risks

Sabre Corporation

5 years

Head of Sales - APAC
2008 - 2011 (3 years)
Singapore

Responsible for Sales & Business development in Asia Pacific region:
- Led sales team delivering increased technology footprint and consistently exceeding sales targets
- Secured multiple large strategic sales wins significantly enhancing regional top line and profitability
- Created framework for strategic planning across large enterprise technology sales pursuits
- Strengthened sales planning and execution skills and pipeline management
- Led large complex negotiations in highly competitive environment

Sales Director - Asia Pacific
2006 - 2008 (2 years)
Sydney, New South Wales, Australia

Sales and business development within Asia Pacific region securing significant sales wins for large mission-critical enterprise solutions. Addressed low market penetration with aggressive pursuits generating significant wins and annual sales above target.

Oracle
Director, Business Development, APAC
2004 - 2006 (2 years)
Sydney, Australia

Managed business development within APAC region with focus on Travel and Transportation industries:
- Led go-to-market strategies for a suite of enterprise ERP and CRM solutions across travel & tourism sector
- Established strong industry and customer relationships
- Led demand generation plan, demand generation activities and campaigns
- Secured and managed a strategic engagement and ongoing relationship with Qantas across their loyalty and customer centricity programs
- Strategically positioned Oracle to leverage new-found sector knowledge in the pursuit of other large accounts in Asia
- Drove alignment between launch customers and within product marketing, development, consulting and sales organisations within Oracle

Emirates
Business Solutions Manager

1996 - 2004 (8 years)
Dubai, UAE

During my tenure with Emirates Group I progressed through a series of increasingly complex technology management roles:
- Developed and managed information services strategy, technology investment management
- Full responsibility for P&L and team leadership (30+)
- Software development and solutions delivery across various departments with the Group
- Project portfolio management and vendor management
- Developed technology strategy and 3-years plan for Emirates and Skywards Customer Centricity and Service program.

Education

Harvard Business School
Advanced Management Program · (2020 - 2021)

Harvard Business School Executive Education
Certificate of Management Excellence

Bradford University School of Management
Master of Business Administration - MBA (with distinction)

Peter the Great St.Petersburg Polytechnic University
Master of Science in Computer Science (M.S. CS) with Honours